Exhibit 21

Parent and subsidiaries
Western Liberty Bancorp
Service1st Bank of Nevada (100%)
Western Liberty Bancorp (“Registrant”) is a corporation organized under the laws of the State of Delaware. Service1st Bank of Nevada (the “Bank”) is a bank organized under the laws of Nevada. Registrant owns 100 percent of the outstanding capital stock of the Bank.